From the Desk of

Larry Pino, Esquire

February 8, 2022

Via Edgar and E-mail

Mr. James Lopez

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC

20549

Re:	SEC Response dated February 7, 2022

Tuscan Gardens Senior Living Communities, Inc.

Amendment No. 2 to Offering Statement on Form 1-A

Filed January 24, 2022

File No. 024-11706

Dear Mr. Lopez,

This letter is submitted on behalf of our client Tuscan Gardens Senior Living Communities, Inc. (the “Company”), regarding the Company’s public submission of Amendment No. 2 to Offering Statement on Form 1-A filed January 24, 2022 (the “Offering Statement Amendment No. 2”).

The following are the Company’s clarifications to the Offering Statement Amendment No. 2 in response to your letter comments dated February 7, 2022 (the “Commission’s Comments”) and prior correspondence and conversations with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), referencing where appropriate, the revisions made in its Offering Statement on Form 1-A Amendment No. 3, dated February 8, 2022 (the “Offering Statement Amendment No. 3”) which was publicly filed on or about the date of this letter. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Modifications to the Offering Statement based on the Commission’s Comments and discussions with the Staff

The following modifications have been included in the Offering Statement Amendment No. 3 for the purpose of updating and revising certain information based on the Commission’s Comments in based on its review of the Offering Statement and subsequent discussions with the Staff:

Amendment No. 2 to Offering Statement on Form 1-A filed January 24, 2022

General

1.	Since you are relying on Rule 251(d)(3)(F), as indicated on the cover page, please state the amount of unsold securities covered by your earlier offering statement (File No. 02410945), which will be deemed terminated as of the qualification of this offering statement. In addition, as your post-qualification amendments to the previous offering statement were never qualified, please file a request to withdraw all of those amendments using EDGAR submission type 1-A-W and referring specifically to each of the amendments therein. .

The Offering has been updated to state the amount of unsold securities covered by our earlier offering statement (File No. 02410945), which will be deemed terminated as of the qualification of this offering statement.

In addition, we have filed a request to withdraw all of those amendments using EDGAR submission type 1-A-W referring specifically to those covered by our earlier offering statement (File No. 02410945), with further reference to each of the Post-Qualification amendments therein.

Financial Statements, page F-1

2.	In your response letter dated August 30, 2021 you indicated your intention to include unaudited interim Holdco financial statements in this offering as well as any Issuer unaudited 1-SA. Please clarify if this is still your intention, and tell us where those financial statements are located in your 1-A.

This is is still our indention, and the omission has been corrected by including unaudited, combined Opco and Propco financial statements for the month and six months ending June 30, 2021 for each of the Tuscan Gardens communities. These are included at the end of Financial Statements Section F.

Other Comments

In conversation with the Staff we were also asked to indicate the date of filing for Exhibits that are referenced as “previously filed”. This has been clarified as requested.

Trusting the foregoing are satisfactory, we look forward to confirmation that the Commission has no further comment and that we have addressed all open matters to the Commission’s satisfaction.

If you should require any additional information or clarification, please do not hesitate to contact me at (407) 206-6511.

Sincerely,

/s/Larry Pino, Esq., for the firm

PINO NICHOLSON PLLC